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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               -------------------

                                  SCHEDULE 13G

                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (AMENDMENT NO. __)(1)

                             WIT CAPITAL GROUP, INC.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)

                                   97737K 30 9
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                                 (CUSIP Number)

                                December 31, 1999
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             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         / /      Rule 13d-1(b)

         / /      Rule 13d-1(c)

         /X/      Rule 13d-1(d)

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         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

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CUSIP NO.                             13G
        ---------

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1.       NAMES OF REPORTING PERSONS
         I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
         ROBERT H. LESSIN
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) /X/
                                                              (b) / /
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3.       SEC USE ONLY
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4.       CITIZENSHIP OR PLACE OR ORGANIZATION
         UNITED STATES
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 NUMBER OF        5.       SOLE VOTING POWER                  4,641,000
   SHARES         --------------------------------------------------------------
BENEFICIALLY      6.       SHARED VOTING POWER                0
  OWNED BY        --------------------------------------------------------------
    EACH          7.       SOLE DISPOSITIVE POWER             3,522,947
 REPORTING        --------------------------------------------------------------
PERSON WITH       8.       SHARED DISPOSITIVE POWER           0
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9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,641,000
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10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                                     / /
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11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          6.3%
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12.      TYPE OF REPORTING PERSON*
          IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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ITEM 1(a).        NAME OF ISSUER:

                  Wit Captial Group, Inc.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  826 Broadway
                  Sixth Floor
                  New York, N.Y. 10003

ITEM 2(a).        NAME OF PERSON FILING:

                  Robert H. Lessin

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  Robert H. Lessin
                  Wit Capital Group, Inc.
                  826 Broadway
                  Sixth Floor
                  New York, N.Y. 10003

ITEM 2(c).        CITIZENSHIP:

                  U.S.A.

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, par value $.01 per share

ITEM 2(e).        CUSIP NUMBER:

                  97737K 30 9

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                  (a) / / Broker or dealer registered under Section 15 of the Exchange Act;
                  (b) / /      Bank as defined in Section 3(a)(6) of the
                               Exchange Act;
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                  (c) / /      Insurance company as defined in Section 3(a)(19)
                               of the Exchange Act;
                  (d) / / Investment company registered under Section 8 of the Investment Company Act;

                  (e) / / An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

                  (f) / / An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

                  (g) / / A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

                  (h) / / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

                  (i) / / A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

                  (j) / /      Group, in accordance with Rule
                               13d-1(b)(1)(ii)(J).

                  If this statement is filed pursuant to Rule 13d-1(c), check this box. / /

ITEM 4.           OWNERSHIP.

                  (a)      Amount Beneficially Owned as of December 31, 1999:

                           Robert H. Lessin - 4,641,000 shares of Common Stock. Of these shares, 175,000 shares (the "Trust Shares") are held in a trust (the "Family Trust") for the benefit of his family.

                           Subsequent to December 31, 1999, Mr Lessin purchased 14,400 shares on January 28, 2000. In addition, Mr. Lessin will be able to acquire an additional 12,500 shares subject to options which become exercisable on March 31, 2000.

                  (b)      Percent of Class:

                           6.3%; based on 73,279,306 shares of Common Stock on December 31, 1999

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                  (c)      Number of shares as to which persons filing statement
                           have:

                           (i)      Sole power to vote or to direct the vote:

                           Robert H. Lessin - 4,641,000 shares of Common Stock.

                           (ii)     Shared power to vote or to direct the vote:

                           Robert H. Lessin - 0 shares of Common Stock

                           (iii) Sole power to dispose or to direct the disposition of:

                           Robert H. Lessin - 3,522,947 shares of Common Stock.

                           (iv) Shared power to dispose or to direct the disposition of

                           Robert H. Lessin - 0 shares of Common Stock

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  The terms of the Family Trust state that all dividends paid on the Trust Shares, less a portion paid to Mr. Lessin, will be paid to the beneficiaries of the Family Trust.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not Applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not Applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

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                  Not Applicable.

ITEM 10.          CERTIFICATION.

                  Not Applicable.

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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   February 10, 2000
                                   ---------------------------------------------
                                                      (Date)

                                   /s/Robert H. Lessin
                                   ---------------------------------------------
                                                    (Signature)

                                   Robert H. Lessin
                                   ---------------------------------------------
                                                   (Name/Title)

                  The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

                           NOTE. Schedules filed in paper format shall include a
                  signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties for whom copies are to be sent.

                           ATTENTION. Intentional misstatements or omissions of
                  fact constitute federal criminal violations (SEE 18 U.S.C.
                  1001).